Plan of Distribution

ADDENDUM TO SCHEDULE

           The total fees paid by the respective Class of each Series of a Fund pursuant to this Distribution Plan shall not exceed the rate, as a percentage of the average annual net assets of that Class, set forth below:

The Calvert Fund

      Calvert Short-Term Government Fund
      Calvert High Yield Bond Fund

Class C
Distribution Fee	Service Fee
0.75%	0.25%

Date: